FOURTH AMENDED AND RESTATED VOTING AGREEMENT

This Fourth Amended and Restated Voting Agreement (this "***Agreement***") is made effective as of [____________] by and among Northwest Mills and Specialty Grains SPC, a Washington social purpose corporation doing business as Cairnspring Mills SPC (the "***Company***"), the holders of shares of the Company's Preferred Stock (as defined below) listed on Schedule A hereto (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Sections 7.1(a) or 7.2 below, the "***Investors***"), and each of the shareholders listed on Schedule B hereto (together with any subsequent shareholders or option holders, or any transferees, who become parties hereto as "Key Holders" pursuant to Sections 7.1(b) or 7.2 below, the "***Key Holders***", and collectively with the Investors, the "***Shareholders***").

WHEREAS, the Key Holders and certain of the Investors (the "***Existing Investors***") possess certain rights and obligations related to the voting of their shares of the Company's capital stock pursuant to that certain Third Amended and Restated Voting Agreement dated as of November 25, 2024 (the "***Prior Agreement***");

WHEREAS, the Investors are the holders of Series A preferred stock, par value $0.0001 (the "***Series A Preferred Stock***"), Series B preferred stock, par value $0.0001 (the "***Series B Preferred Stock***"), Series C preferred stock, par value $0.0001, Series D-1 Preferred Stock, par value $0.0001 (the "***Series D-1 Preferred Stock***"), Series D-2A Preferred Stock (the "***Series D-2A Preferred Stock***"), Series D-2B Preferred Stock (the "***Series D-2B Preferred Stock***"), Series D-3 Preferred Stock (the "***Series D-3 Preferred Stock***"), and Series D-4 Preferred Stock (the "***Series D-4 Preferred Stock***"). The Series D-1 Preferred Stock, Series D-2A Preferred Stock, Series D-2B Preferred Stock, Series D-3 Preferred Stock, and Series D-4 Preferred Stock are sometimes referred to herein collectively as the "***Series D Preferred Stock***". The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock are sometimes referred to herein collectively as the "***Preferred Stock***";

WHEREAS, the Company intends to offer and sell certain shares of the Company's Series D-2A Preferred Stock and Series D-4 Preferred Stock pursuant to a form of Subscription Agreement by and among the Company and certain Investors in a Regulation Crowdfunding offering (the "***Purchase Agreement***") via a portal offered by the crowdfunding provider; and

WHEREAS, to induce the parties to perform the transactions contemplated by the Purchase Agreement, the parties hereto each desire to amend and restate the Prior Agreement as set forth herein.

NOW, THEREFORE, the parties agree as follows:

1. <u>VOTING PROVISIONS REGARDING BOARD OF DIRECTORS</u>.

1.1 <u>Shares</u>. The Shareholders expressly agree that the terms and restrictions of this Agreement shall apply to all shares of capital stock (including, but without limitation, all classes of common, preferred, voting and nonvoting capital stock) of the Company which any of them (a) now owns or holds or hereafter acquires or holds by any means, including without

limitation by purchase, assignment, conversion of convertible securities or operation of law, or as a result of any stock dividend, stock split, reorganization, reclassification, whether voluntary or involuntary, or other similar transaction, or (b) now exercises voting control with respect to or hereafter acquires voting control of by any means with respect to, and to any shares of capital stock of any successor in interest of the Company, whether by sale, merger, consolidation or other similar transaction, or by purchase, assignment or operation of law (collectively, "***Shares***").

1.2 <u>Board Composition</u>.

Each Shareholder agrees to vote, or cause to be voted, all Shares owned or controlled by such Shareholder as necessary in all matters for which the Shareholder is entitled to vote such that the Board of Directors of the Company (the "***Board***") shall consist of up to five (5) members with the following initial terms and named persons:

Seats 1 and 2: Two members designated by a majority of the holders of the outstanding shares of the Company's Series D-1 Preferred Stock, Series D-2A Preferred Stock, and Series D-4 Preferred Stock (or any Common Stock of the Company issued thereon) voting together as a single class.

Seat 3: One member designated by a majority of the holders of outstanding shares of the Company's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (or any Common Stock of the Company issued thereon) voting together as a single class.

Seat 4: One member designated by Shareholders (excluding shareholders that hold shares of Series D-2B Preferred Stock) holding a majority of the Company's outstanding capital stock voting together as a single class, is independent of the Company and is expert in the industry in which the Company operates.

Seat 5: One member shall be the Chief Executive Officer of the Company, provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Shareholders (excluding shareholders that hold shares of Series D-2B Preferred Stock) shall promptly vote their respective Shares (i) to remove the former CEO from Board if such person has not resigned from the position of CEO Director; and (ii) elect the then current CEO of the Company to serve as the new CEO Director.

1.3 <u>Election and Removal of Board Members</u>. Board members may be elected or removed as set forth in the Company's Sixth Amended and Restated Articles of Incorporation (the "***Restated Articles***").

1.4 <u>Failure to Designate a Director Candidate; Vacancies</u>. In the absence of any designation from the person or entity with the right to designate a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Similarly, in the absence of the requisite approval of an individual to serve as a director as specified above, the individual then serving in such director position shall be reelected if willing to serve unless such individual has been removed as provided herein, and otherwise such Board seat shall remain vacant until filled as provided above. Any vacancies created

by the resignation, removal or death of a director elected pursuant to this Agreement shall be filled only pursuant to the provisions of this Section 1.4.

1.5 No Liability for Election of Designated or Approved Directors. No Shareholder, nor any Affiliate(s) (defined below) of any Shareholder, shall have any liability as a result of designating or approving a person for election as a director for any act or omission by such designated or approved person in such person's capacity as a director of the Company, nor shall any Shareholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

2. VOTE TO INCREASE AUTHORIZED COMMON STOCK. Each Shareholder agrees to vote or cause to be voted all Shares owned by such Shareholder, or over which such Shareholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3. DRAG-ALONG RIGHT.

3.1 Definitions. A "***Sale of the Company***" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from Shareholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "***Stock Sale***"); or (b) a transaction that qualifies as a "Deemed Liquidation Event" as defined in the Restated Articles. For purposes of this Agreement, "Person" shall mean an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

3.2 Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, voting together as a single class; (ii) holders of a majority of the Series D Preferred Stock, voting together as a separate class ((i) and (ii) are the "***Selling Investors***"), and (iii) the Board approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then, subject to satisfaction of each of the conditions set forth in Subsection 3.3 below, each Shareholder and the Company hereby agree:

(a) if such transaction requires Shareholder approval, with respect to all Shares that such Shareholder owns or over which such Shareholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment or restatement to the Restated Articles required to implement such Sale of the Company), to be present (in person or by proxy, as applicable) and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b) if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Shareholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and,

except as permitted in Subsection 3.3 below, on the same terms and conditions as the other Shareholders of the Company;

(c) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, any associated indemnity agreement, or escrow agreement, any associated voting, support, or joinder agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate (defined below) in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f) if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Shareholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Shareholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "***Securities Act***"), the Company may cause to be paid to any such Shareholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Shareholder, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Shareholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g) in the event that the Selling Investors, in connection with such Sale of the Company, appoint a Shareholder representative (the "***Shareholder Representative***") with respect to matters affecting the Shareholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Shareholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Shareholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Shareholder Representative in connection with such Shareholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Shareholders, and (y) not to assert any claim or commence any suit against the Shareholder Representative or any other Shareholder with respect to any action or inaction taken or failed to be taken by the Shareholder Representative, within the scope of the Shareholder Representative's authority, in connection with its service as the Shareholder Representative, absent fraud, bad faith or willful misconduct.

3.3 Conditions. Notwithstanding anything to the contrary set forth herein, a

Shareholder will not be required to comply with <u>Subsection 3.2</u> above in connection with any proposed Sale of the Company (the "***Proposed Sale***"), unless:

(a) any representations and warranties to be made by such Shareholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including, but not limited to, representations and warranties that (i) the Shareholder holds all right, title and interest in and to the Shares such Shareholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Shareholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Shareholder have been duly executed by the Shareholder and delivered to the acquirer and are enforceable (subject to customary limitations) against the Shareholder in accordance with their respective terms; and (iv) neither the execution and delivery of documents to be entered into by the Shareholder in connection with the transaction, nor the performance of the Shareholder's obligations thereunder, will cause a breach or violation of the terms of any agreement (including the Company's or such Shareholder's organizational documents) to which the Shareholder is a party, or any law or judgment, order or decree of any court or governmental agency that applies to the Shareholder;

(b) such Shareholder is not required to agree (unless such Shareholder is a Company officer or employee) to any restrictive covenant not to compete or not to solicit customers, employees or suppliers of any party to the Proposed Sale (or restrictive covenants similar to the foregoing) in connection with the Proposed Sale;

(c) the Shareholder is not liable for the breach of any representation, warranty or covenant made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Shareholder of any of identical representations, warranties and covenants provided by all Shareholders);

(d) the liability for indemnification, if any, of such Shareholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Shareholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any shareholder of any of identical representations, warranties and covenants provided by all shareholders);

(e) liability shall be limited to such Shareholder's applicable share (determined based on the respective proceeds payable to each Shareholder in connection with such Proposed Sale in accordance with the provisions of the Restated Articles) of a negotiated aggregate indemnification amount that applies equally to all Shareholders but that in no event exceeds the amount of consideration otherwise payable to such Shareholder in connection with such Proposed Sale, except with respect to claims related to fraud by such Shareholder, the liability for which need not be limited as to such Shareholder;

(f) upon the consummation of the Proposed Sale (i) each holder of each class or series of the capital stock of the Company will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such

same class or series of stock, and if any holders of any capital stock of the Company are given a choice as to the form of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless waived pursuant to the terms of the Restated Articles and as may be required by law, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose the Proposed Sale to be a Deemed Liquidation Event) in accordance with the Company's Articles of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing provisions of this Subsection 3.3(e), if the consideration to be paid in exchange for the Key Holder Shares or Investor Shares, as applicable, pursuant to this Subsection 3.3(e) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Board) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable.

(g) subject to clause (f) above, requiring the same form of consideration to be available to the holders of any single class or series of capital stock, if any holders of any capital stock of the Company are given an option as to the form and amount of consideration to be received as a result of the Proposed Sale, all holders of such capital stock will be given the same option; provided, however, that nothing in this Section 3.3(g) shall entitle any holder to receive any form of consideration that such holder would be ineligible to receive as a result of such holder's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's shareholders.

3.4 **Restrictions on Sales of Control of the Company**. No Shareholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Articles of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least a majority of the Preferred Stock elect otherwise by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4. **FURTHER ASSURANCES.** At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to

execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

4.1 Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party and hereby grants a power of attorney to the Chief Executive Officer of the Company, and a designee of the Selling Investors, and each of them, with full power of substitution, with respect to the matters set forth herein, including without limitation, election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action reasonably necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

5. REMEDIES.

5.1 Covenants of the Company. The Company further covenants and agrees to call a special meeting of shareholders for the purposes of (a) increasing the number of authorized shares of Common Stock, upon the written request of any holder of Preferred Stock, and (b) approving a Sale of the Company, upon the written request of the Selling Investors. The Company agrees to use its reasonable efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's reasonable efforts to cause the nomination and election of the directors as provided in this Agreement.

5.2 Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Shareholders shall be entitled to

an injunction to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

5.3 **Remedies Cumulative.** All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6. **TERM.** This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) subject to compliance with the terms of the Restated Articles, the consummation of a transaction that constitutes a Deemed Liquidation Event under the Restated Articles; or (c) termination of this Agreement in accordance with Section 7.8 below.

7. **GENERAL PROVISIONS.**

7.1 **Additional Parties.**

(a) Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of any shares of Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit C, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Shareholder hereunder. In either event, each such person thereafter shall be deemed an Investor and Shareholder for all purposes under this Agreement.

(b) In the event that after the date of this Agreement, the Company enters into an agreement with any person to issue shares of capital stock to a person (other than to a purchaser of Preferred Stock described in Section 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit C, agreeing to be bound by and subject to the terms of this Agreement as a Shareholder and thereafter such person shall be deemed a Key Holder and a Shareholder for all purposes under this Agreement.

7.2 **Transfers.** Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement

substantially in the form attached hereto as Exhibit C. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Shareholder, or Key Holder and Shareholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Section 7.2. Each certificate representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be endorsed by the Company with the legend set forth in Section 7.12. The Company shall amend the applicable Exhibits to include such transferee as an Investor, Key Holder, and/or Shareholder, as applicable but the Company's failure to update the Schedules to this Agreement shall not negate such Shareholder's rights and obligations pursuant to this Agreement.

7.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4 Governing Law. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the Delaware.

7.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.6 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.7 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by e-mail, facsimile, or other form of electronic transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Investors at their address as set forth on Schedule A hereto (including any parties to be copied as listed thereon), or to such address, e-mail address or facsimile number as subsequently modified by written notice to the Company given in accordance with this Section 7.7. All communications shall be sent to the Key Holders at their

address as set forth on Schedule B hereto (including any parties to copied as listed thereon), or to such address, e-mail address or facsimile number as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, it shall be sent to 11829 Water Tank Rd., Burlington, WA 98233, marked "Attention: Chief Executive Officer". In the case of an Investor or Key Holder, if no e-mail address or facsimile number is in the records of the Company or listed on Schedule A or Schedule B hereto, as applicable (or above in the case of the Company), notices and communications given or made by email or facsimile shall not be deemed effectively given to such party. For purposes of this Section 7.7, a "***business day***" means a weekday on which banks are open for general banking business in Burlington, Washington.

7.8 Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated (in addition to termination pursuant to Section 6) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders holding a majority of the Shares then held by the Key Holders who are then employed by the Company and (c) the holders of a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by the Investors. Notwithstanding the foregoing, (i) any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party; (ii) the Company may, without the consent or approval of any Investor or Key Holder, cause additional persons to become party to this Agreement as Investors or Key Holders pursuant to Section 7.1 and 7.2 and amend Schedule A or Schedule B hereto, as applicable, accordingly; (iii) the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder or (B) does not adversely affect the rights or obligations of the Key Holders in a manner that is different than the effect on the rights or obligations of the other parties hereto; (iv) this Agreement may not be amended or terminated, and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion; (v) the rights granted to the holders of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock in Section 1.2 and Section 1.3 shall not be amended or waived without the written consent of the holders of a majority of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting together as separate class; and (vi) the rights granted to the holders of Series D-1 Preferred Stock, Series D-2A Preferred Stock, and Series D-4 Preferred Stock in Section 1.2 and Section 1.3 shall not be amended or waived without the written consent of the holders of a majority of the Series D-1 Preferred Stock, Series D-2A Preferred Stock, and Series D-4 Preferred Stock, voting together as separate class. Subject to compliance with the foregoing, any amendment, termination or waiver effected in accordance with this Section 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. The Company shall give prompt notice of any amendment, modification, termination, or waiver hereunder to any party that did not consent in writing thereto.

7.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party

under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence thereto, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

7.10 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11 Entire Agreement. Upon the effectiveness of this Agreement, the Prior Agreement shall be deemed amended and restated and superseded and replaced in its entirety by this Agreement, and shall be of no further force or effect. This Agreement and the documents referred to herein, together with the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof, including, without limitation, the Prior Agreement.

7.12 Legend on Share Certificates. Each certificate representing any Shares issued after the date hereof shall be endorsed by the Company with a legend reading substantially as follows:

> "THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BE BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates evidencing the Shares issued after the date hereof to bear the legend required by this Section 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of a certificate evidencing Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates evidencing the Shares to bear the legend required by this Section 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13 Stock Splits, Stock Dividends, etc. In the event of any issuance of shares of the Company's voting securities hereafter to any of the Shareholders (including, without

limitation, in connection with any stock split, stock combination, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be endorsed with the legend set forth in Section 7.12. All references to a number of shares of a series or class of capital stock shall be automatically adjusted to reflect any stock splits, stock combinations, stock dividends, recapitalizations, reorganizations or the like occurring after the date hereof with respect to such series or class, as applicable.

7.14 Dispute Resolution. Except with respect to equitable actions described below, the parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the United States District Court for the District of Delaware or the Chancery Court of the State of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.15 Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

7.16 <u>Aggregation of Stock</u>. All Shares held or acquired by (a) an Affiliate, partner, member, limited partner, retired or former partner, retired or former member, or shareholder or other equity owner of a Shareholder or such Shareholder's Affiliate, (b) a Shareholder's Immediate Family Member or (c) a trust for the benefit of an individual Shareholder or one or more of such Shareholder's Immediate Family Members (the persons and entities described in clauses (a), (b) and (c), "***Affiliated Holders***") shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated Holders may apportion such rights as among themselves in any manner they deem appropriate. For purposes of this Agreement, "***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, of a natural person referred to herein, and "***Affiliate***" means with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Voting Agreement as of the date and year first written above.

KEY HOLDER

By: ____
Signature

____

Name and Title

Address: ____

____

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Voting Agreement as of the date and year first written above.

COMPANY

NORTHWEST MILLS AND SPECIALTY GRAINS SPC

By: ____
Name and Title

____
Signature

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Voting Agreement as of the date and year first written above.

INVESTOR

By: ____
Signature

____
Name and Title

Address: ____

____

<u>EXHIBIT A</u>

INVESTORS

[To be attached]

EXHIBIT B
KEY HOLDERS

[To be attached]

EXHIBIT C

ADOPTION AGREEMENT

This Adoption Agreement ("***Adoption Agreement***") is executed on ___________, 20__, by the undersigned (the "***Holder***") pursuant to the terms of that certain Fourth Amended and Restated Voting Agreement dated as of [_______________] (the "***Agreement***"), by and among the Company and certain of its Shareholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1 Acknowledgment. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "***Stock***") or options, warrants or other rights to purchase such Stock (the "***Options***"), for one of the following reasons (Check the correct box):

- ☐ as a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Shareholder" for all purposes of the Agreement.
- ☐ as a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Shareholder" for all purposes of the Agreement.
- ☐ in accordance with Section 7.1(b) of the Agreement, as a new party to the Agreement, in which case upon execution of this Adoption Agreement, Holder shall be considered a "Key Holder" and a "Shareholder" for all purposes of this Agreement.
- ☐ in accordance with Section 7.1(a) of the Agreement, as a new party to the Agreement, in which case upon execution of this Adoption Agreement, Holder shall be considered a "Shareholder" for all purposes of the Agreement.

1.2 Agreement. Holder hereby (a) agrees that the Stock, and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the Holder were originally a party thereto.

1.3 Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: ______________________

By: ____________________________
Name and Title of Signatory

Address: _________________________

____

ACCEPTED AND AGREED:

CAIRNSPRING MILLS

By: _________________________________

Title: _______________________________